

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE


05004308

February 9, 2005

Nancy G. Rubin
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/9/2005

Re: AFLAC Incorporated

Dear Ms. Rubin:

This is in regard to your letter dated February 8, 2005 concerning the shareholder proposal submitted by Calvert Social Index Series, Inc., Calvert Social Index Fund; Calvert Social Investment Fund, Balanced Portfolio; Calvert Variable Series Inc., Calvert Social Investment Fund, Enhanced Equity Portfolio; the Calvert Social Investment Fund, Equity Portfolio; Calvert Variable Series Inc., Social Balanced Portfolio; and the Calvert Variable Series Inc., Social Equity Portfolio for inclusion in AFLAC's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that AFLAC therefore withdraws its February 2, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Nikki Daruwala
Manager, Advocacy and Social Policy
Calvert Group, Ltd.
4550 Montgomery Avenue
Bethesda, MD 20814

4977

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, DC 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7550
DIRECT FAX
202-661-8200
EMAIL ADDRESS
MROGAN@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

Securities Exchange Act of 1934,
Rule 14a-8(e)(2)

February 2, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: AFLAC Incorporated - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

On behalf of our client, AFLAC Incorporated, a Georgia corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have enclosed the shareholder proposal (the "Proposal") submitted by Ivy Wafford Duke, Calvert Asset Management Company, Inc. (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of shareholders (the "2005 Annual Meeting"). The Proposal, if approved, would require the Company to make certain disclosures regarding political contributions made by the Company.

For the reasons set forth below, the Company intends to omit the Proposal from its Proxy Materials and requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend enforcement action to the Commission if the Proposal is so omitted. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the Proxy Materials relating to the 2005 Annual Meeting pursuant to Rule 14a-8(e) because the Proponent failed to submit the Proposal in a timely manner.

The Company expects to file its definitive Proxy Materials with the Commission on or about March 11, 2005, and the 2005 Annual Meeting is scheduled for May 2, 2005.

Discussion

The Company believes that the Proposal may be excluded from the Proxy Materials because the Company received the Proposal on February 1, 2005, more than two months after the Company's November 15, 2004 deadline for submission of the shareholder proposal under Rule 14a-8.

Pursuant to Rule 14a-8(e)(2), shareholder proposals to be considered at an annual meeting must be submitted for inclusion in a proxy statement "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

The Company's proxy statement for its 2004 annual meeting was released to shareholders on March 15, 2004, and the annual meeting was held on May 3, 2004. The 2005 Annual Meeting is scheduled for May 2, 2005, which date is within 30 days of the date on which the Company held its 2004 annual meeting of shareholders. Therefore, pursuant to Rule 14-8(e), the Proposal was required to be received by the Company no later than November 15, 2004, 120 days before March 15, 2005. As required by Rule 14a-5(e), the Company disclosed this deadline in the Company's 2004 proxy statement under the heading "Shareholder Proposals" stating that "[f]or a shareholder's proposal to be included in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders, the shareholder must follow the procedures of Rule 14a-8 under the Exchange Act, and the proposal must be received by the Secretary of the Company by November 15, 2004." The Proposal, which the Company received on February 1, 2005, does not comply with this requirement.

The Company also respectfully requests that the Staff of the Commission waive the requirement under the Exchange Act that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff "may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline." Since the Company did not receive the Proposal until February 1, 2005, the Company was unable to submit its request for no action relief prior to 80 calendar days before its planned proxy filing date of on or about March 11, 2005. We, therefore, believe that the Company's no-action request falls within the good-cause exception to Rule 14a-8(j)(1). The Staff has granted such relief under similar circumstances in the past. See United Technologies Corporation (February 18, 2004) and the no-action letter cited therein.

Conclusions

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(e)(2) and that the 80-day requirement should be waived pursuant to Rule 14a-8(j)(1). Should the Staff disagree with the Company's position, or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at 202-371-7550.

Sincerely,



Michael P. Rogan

cc: Ivy Wafford Duke
Joey M. Loudermilk


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

January 26, 2005

Joey M. Loudermilk
Corporate Secretary
AFLAC, Inc.
1932 Wynnton Road
Columbus, GA 31999

Dear Mr. Loudermilk:

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 18 socially responsible mutual funds. Calvert currently has over $10 billion in assets under management. Six of our mutual funds own shares of Microsoft Corporation.

Calvert Social Index Series, Inc., Calvert Social Index Fund holds 4,061 shares of common stock, Calvert Social Investment Fund, Balanced Portfolio holds 74,400 shares of common stock, Calvert Variable Series Inc., Calvert Social Investment Fund, Enhanced Equity Portfolio holds 23,500 shares of common stock, the Calvert Social Investment Fund, Equity Portfolio holds 400,000 shares of common stock, Calvert Variable Series Inc., Social Balanced Portfolio holds 66,400 shares of common stock, and the Calvert Variable Series Inc., Social Equity Portfolio holds 3,500 shares of common stock in AFLAC, Inc. (the "Company") as of close of business on January 26, 2005 (collectively "Calvert Funds"). These Calvert Funds are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, 3,447, 24,300, 6,900, 400,000, 21,300, and 3,500 shares, respectively, of these securities have been held by the respective Calvert Funds continuously for at least one year, and the Funds intend to own shares of the Company through the date of the 2006 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing Company shareholders, the Calvert Funds are filing the enclosed resolution requesting that the Company provide a report updated semi-annually, disclosing the Company's:

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code, including the following:
   a. An accounting of the Company's funds contributed to any of the persons described above;
   b. The business rationale for each of the Company's political contributions; and
   c. Identification of the person or persons in the Company who participated in making the decisions to make such contributions.

We look forward to dialogue, and if prior to the annual meeting, the Company agrees to the request outlined in the resolution, the resolution would be unnecessary. Please direct any correspondence to Nikki Daruwala, Advocacy and Social Policy Manager, at 301-657-7061, or contact her via email at nikki.daruwala@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

cc: Joseph Keefe, Sr. VP, Strategic Social Policy, Calvert Group.
Nikki Daruwala, Manager, Advocacy & Social Policy, Calvert Group.

Enclosures

#5367

Calvert Asset Management Company Resolution Filed with AFLAC Corporation on Political Contributions

Resolved: that the shareholders of AFLAC Corporation ("Company") hereby request that the Company provide a report updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code, including the following:
   a. An accounting of the Company's funds contributed to any of the persons described above;
   b. The business rationale for each of the Company's political contributions; and
   c. Identification of the person or persons in the Company who participated in making the decisions to make such contributions.

This report shall be posted on the Company's website to reduce costs to shareholders.

Statement of Support: As long-term shareholders of AFLAC Corporation, we support policies that promote disclosure, transparency and accountability with respect to corporate policies and performance, including political giving.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They often, and in fact usually, make decisions without a stated business rationale for such donations. In the past, there has been no way for Company shareholders to know how or why corporate resources are being donated to political parties, committees or candidates.

In 2001-02, the last fully reported election cycle; AFLAC Corporation contributed $1,210,880.00 in so-called "soft money" political contributions for the 2002 election cycle, according to the Center for Responsive Politics.

Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s.

Relying only on the limited data available from Federal Election Commission and the Internal Revenue Service, the Center for Responsive Politics has provided an incomplete picture of the Company's political donations.

Complete disclosure by the Company is necessary in order for the Company's Board of Directors and its shareholders to be able to fully evaluate the political use of corporate assets. Absent a system of accountability, corporate executives may use the Company's assets for political objectives that may not be shared by and may be contrary to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution. That is why we request that AFLAC undertake this report.

#5366



STATE STREET.
For Everything You Invest In

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

January 26, 2005

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of January 26, 2005 each Calvert Fund listed below held the indicated amount of shares of the stock of Aflac Inc. (Cusip number 001055102). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 1/26/05	Shares Held for 1 Year
D872	Calvert Social Index Fund	4,061	3,447
D805	CSIF Balanced Portfolio	74,400	24,300
D862	CSIF Enhanced Equity	23,500	6,900
D819	CSIF Equity Portfolio	400,000	400,000
D835	Calvert Social Balanced	66,400	21,300
D880	CVS Calvert Social Equity Portfolio	3,500	3,500

Please feel free to contact me if you need any further information.

Sincerely,

Edward R. Tache'
Assistant Vice President

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, DC 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

Rule 14a-8(e)(2)

February 8, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by Calvert Asset Management Company, Inc. (the "Proponent") for Inclusion in AFLAC Incorporated's 2005 Proxy Materials

Ladies and Gentlemen:

By letter dated February 2, 2005, we requested that the Division confirm that it concurs in our judgment that a proposal submitted by Calvert Asset Management Company, Inc. (the "Proponent") for inclusion in AFLAC Incorporated's 2005 Proxy Statement may be omitted pursuant to Rule 14a-8. In a letter dated February 7, 2005, a copy of which is attached hereto, the Proponent notified AFLAC that it had withdrawn its proposal. Accordingly, AFLAC has asked us to notify the Securities and Exchange Commission that AFLAC is withdrawing its letter dated February 2, 2005.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours



Nancy G. Rubin

cc: Joey M. Loudermilk

Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, Md 20814


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

February 7, 2005

Joey. M. Loudermilk
General Counsel
AFLAC, Inc.
1932 Wynnton Road
Columbus, GA 31999

An Ameritas Acacia Company

Dear Mr. Loudermilk:

I am writing to inform you that Calvert Asset Management Company, Inc. hereby withdraws the shareholder proposal it sent to you by letter dated January 26, 2005, which it requested be included in the proxy statement for the 2005 Annual Meeting of Stockholders of AFLAC, Inc.

While we are withdrawing our resolution, we would like to continue to discuss AFLAC's commitment to disclosure and transparency outside the formal proxy process. Depending on our continued dialogue with management, we reserve the right to resubmit a similar resolution in next year's proxy ballot.

I look forward to continuing our dialogue with management. If you have any questions or concerns, please feel free to contact me at (301) 657-7061 or via email at nikki.daruwala@calvert.com.

Sincerely,

Nikki Daruwala
Manager, Advocacy and Social Policy

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

Receipt

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, DC 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7550
DIRECT FAX
202-661-8200
EMAIL ADDRESS
MROGAN@SKADDEN.COM

Securities Exchange Act of 1934,
Rule 14a-8(e)(2)

February 2, 2005



RECEIVED
FEB 02 2005
183
WASH, D.C.
SECTION
PROCESSING
1:25

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: AFLAC Incorporated - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

On behalf of our client, AFLAC Incorporated, a Georgia corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have enclosed the shareholder proposal (the "Proposal") submitted by Ivy Wafford Duke, Calvert Asset Management Company, Inc. (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of shareholders (the "2005 Annual Meeting"). The Proposal, if approved, would require the Company to make certain disclosures regarding political contributions made by the Company.

For the reasons set forth below, the Company intends to omit the Proposal from its Proxy Materials and requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend enforcement action to the Commission if the Proposal is so omitted. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the Proxy Materials relating to the 2005 Annual Meeting pursuant to Rule 14a-8(e) because the Proponent failed to submit the Proposal in a timely manner.

The Company expects to file its definitive Proxy Materials with the Commission on or about March 11, 2005, and the 2005 Annual Meeting is scheduled for May 2, 2005.

Discussion

The Company believes that the Proposal may be excluded from the Proxy Materials because the Company received the Proposal on February 1, 2005, more than two months after the Company's November 15, 2004 deadline for submission of the shareholder proposal under Rule 14a-8.

Pursuant to Rule 14a-8(e)(2), shareholder proposals to be considered at an annual meeting must be submitted for inclusion in a proxy statement "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

The Company's proxy statement for its 2004 annual meeting was released to shareholders on March 15, 2004, and the annual meeting was held on May 3, 2004. The 2005 Annual Meeting is scheduled for May 2, 2005, which date is within 30 days of the date on which the Company held its 2004 annual meeting of shareholders. Therefore, pursuant to Rule 14-8(e), the Proposal was required to be received by the Company no later than November 15, 2004, 120 days before March 15, 2005. As required by Rule 14a-5(e), the Company disclosed this deadline in the Company's 2004 proxy statement under the heading "Shareholder Proposals" stating that "[f]or a shareholder's proposal to be included in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders, the shareholder must follow the procedures of Rule 14a-8 under the Exchange Act, and the proposal must be received by the Secretary of the Company by November 15, 2004." The Proposal, which the Company received on February 1, 2005, does not comply with this requirement.

The Company also respectfully requests that the Staff of the Commission waive the requirement under the Exchange Act that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff "may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline." Since the Company did not receive the Proposal until February 1, 2005, the Company was unable to submit its request for no action relief prior to 80 calendar days before its planned proxy filing date of on or about March 11, 2005. We, therefore, believe that the Company's no-action request falls within the good-cause exception to Rule 14a-8(j)(1). The Staff has granted such relief under similar circumstances in the past. See United Technologies Corporation (February 18, 2004) and the no-action letter cited therein.

Conclusions

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(e)(2) and that the 80-day requirement should be waived pursuant to Rule 14a-8(j)(1). Should the Staff disagree with the Company's position, or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at 202-371-7550.

Sincerely,



Michael P. Rogan

cc: Ivy Wafford Duke
Joey M. Loudermilk


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

January 26, 2005

Joey M. Loudermilk
Corporate Secretary
AFLAC, Inc.
1932 Wynnton Road
Columbus, GA 31999

Dear Mr. Loudermilk:

An Ameritas Acacia Company

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 18 socially responsible mutual funds. Calvert currently has over $10 billion in assets under management. Six of our mutual funds own shares of Microsoft Corporation.

Calvert Social Index Series, Inc., Calvert Social Index Fund holds 4,061 shares of common stock, Calvert Social Investment Fund, Balanced Portfolio holds 74,400 shares of common stock, Calvert Variable Series Inc., Calvert Social Investment Fund, Enhanced Equity Portfolio holds 23,500 shares of common stock, the Calvert Social Investment Fund, Equity Portfolio holds 400,000 shares of common stock, Calvert Variable Series Inc., Social Balanced Portfolio holds 66,400 shares of common stock, and the Calvert Variable Series Inc., Social Equity Portfolio holds 3,500 shares of common stock in AFLAC, Inc. (the "Company") as of close of business on January 26, 2005 (collectively "Calvert Funds"). These Calvert Funds are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, 3,447, 24,300, 6,900, 400,000, 21,300, and 3,500 shares, respectively, of these securities have been held by the respective Calvert Funds continuously for at least one year, and the Funds intend to own shares of the Company through the date of the 2006 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing Company shareholders, the Calvert Funds are filing the enclosed resolution requesting that the Company provide a report updated semi-annually, disclosing the Company's:

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code, including the following:
   a. An accounting of the Company's funds contributed to any of the persons described above;
   b. The business rationale for each of the Company's political contributions; and
   c. Identification of the person or persons in the Company who participated in making the decisions to make such contributions.

We look forward to dialogue, and if prior to the annual meeting, the Company agrees to the request outlined in the resolution, the resolution would be unnecessary. Please direct any correspondence to Nikki Daruwala, Advocacy and Social Policy Manager, at 301-657-7061, or contact her via email at nikki.daruwala@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

cc: Joseph Keefe, Sr. VP, Strategic Social Policy, Calvert Group.
Nikki Daruwala, Manager, Advocacy & Social Policy, Calvert Group.

Enclosures

#5367

Calvert Asset Management Company Resolution Filed with AFLAC Corporation on Political Contributions

Resolved: that the shareholders of AFLAC Corporation ("Company") hereby request that the Company provide a report updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code, including the following:
    a. An accounting of the Company's funds contributed to any of the persons described above;
    b. The business rationale for each of the Company's political contributions; and
    c. Identification of the person or persons in the Company who participated in making the decisions to make such contributions.

This report shall be posted on the Company's website to reduce costs to shareholders.

Statement of Support: As long-term shareholders of AFLAC Corporation, we support policies that promote disclosure, transparency and accountability with respect to corporate policies and performance, including political giving.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They often, and in fact usually, make decisions without a stated business rationale for such donations. In the past, there has been no way for Company shareholders to know how or why corporate resources are being donated to political parties, committees or candidates.

In 2001-02, the last fully reported election cycle; AFLAC Corporation contributed $1,210,880.00 in so-called "soft money" political contributions for the 2002 election cycle, according to the Center for Responsive Politics.

Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s.

Relying only on the limited data available from Federal Election Commission and the Internal Revenue Service, the Center for Responsive Politics has provided an incomplete picture of the Company's political donations.

Complete disclosure by the Company is necessary in order for the Company's Board of Directors and its shareholders to be able to fully evaluate the political use of corporate assets. Absent a system of accountability, corporate executives may use the Company's assets for political objectives that may not be shared by and may be contrary to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution. That is why we request that AFLAC undertake this report.

#5366



STATE STREET.
For Everything You Invest In

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

January 26, 2005

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of January 26, 2005 each Calvert Fund listed below held the indicated amount of shares of the stock of Aflac Inc. (Cusip number 001055102). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 1/26/05	Shares Held for 1 Year
D872	Calvert Social Index Fund	4,061	3,447
D805	CSIF Balanced Portfolio	74,400	24,300
D862	CSIF Enhanced Equity	23,500	6,900
D819	CSIF Equity Portfolio	400,000	400,000
D835	Calvert Social Balanced	66,400	21,300
D880	CVS Calvert Social Equity Portfolio	3,500	3,500

Please feel free to contact me if you need any further information.

Sincerely,

Edward R. Tache'
Assistant Vice President